UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


                   VIDEOLAN TECHNOLOGIES, INC.
                               (Name of Issuer)

                  COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)

                           926919 10 1
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement [x] . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 926919 10 1                   13G
_________________________________________________________________

1.   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ted Ralston

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  (    )   (b)  (    )
_________________________________________________________________

3.   SEC USE ONLY
_________________________________________________________________

4.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States Citizen

                         5.   SOLE VOTING POWER

                              1,389,308

                         6.   SHARED VOTING POWER
     Number of
     Shares                   None
     Beneficially
     Owned BY
     Each                7.   SOLE DISPOSITIVE POWER
     Reporting
     Person                   1,389,308
     With
                         8.   SHARED DISPOSITIVE POWER

                              None

_________________________________________________________________

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,389,308

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*
                 (   )
_________________________________________________________________

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
_________________________________________________________________

12.  TYPE OF REPORTING PERSON*

     IN
_________________________________________________________________
               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               VideoLan Technologies, Inc.

Item 1(b).     Name of Issuer's Principal Executive Offices:

               100 Mallard Creek Road, Suite 250
               Louisville, Kentucky 40207

Item 2(a).     Name of Person Filing:

               Ted Ralston

Item 2(b).     Address or Principal Business Office or, if None,
               Residence:

               1941 South Kemp St.
               Lima, Ohio  45806

Item 2(c).     Citizenship:

               United States Citizen

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               926919 10 1

Item 3.        Not applicable.

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:  1,389,000

               (b)  Percent of Class:  9.9%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                         1,389,000

                    (ii) shared power to vote or to direct the
                         vote: None

                    (iii)sole power to dispose or to direct the
                         disposition of:  1,389,000

                    (iv) shared power to dispose or to direct the
                         disposition of:  None

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of more than Five Percent on Behalf of
               Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the
               Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.


                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 3, 1997
                              Date


                                   /s/ TED RALSTON
                              Signature


                                   Ted Ralston
                              Name/Title